Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Dated August 30, 2002

VODAFONE GROUP PUBLIC LIMITED COMPANY
(Exact name of registrant as specified in its charter)

THE COURTYARD, 2-4 LONDON ROAD, NEWBURY, BERKSHIRE, RG14 1JX, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-10762) AND REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a press release issued by Vodafone Group Plc on August 30, 2002, entitled "Vodafone Acquires Vivendi's Stake in Vizzavi".

30 August 2002

VODAFONE ACQUIRES VIVENDI'S STAKE IN VIZZAVI

Vodafone Group Plc ("Vodafone") announces that it has signed and completed an agreement for the acquisition ("the Acquisition") of Vivendi's 50% stake in the Vizzavi Group companies ("Vizzavi"), that operate the joint venture mobile content business. As a result of this transaction Vodafone owns 100% of Vizzavi, with the exception of Vizzavi France, which is now wholly owned by Vivendi Universal S.A. ("Vivendi").

Vivendi has received Euro 142.7 million in cash. Following the acquisition, Vizzavi has no further indebtedness outstanding to Vivendi.

Vodafone will continue to focus Vizzavi's operations on providing multi-media entertainment-led consumer content aimed at increasing customer usage and to further integrate these operations into the Vodafone Group.

Since its inception, Vizzavi has built up considerable experience in the provision of mobile content and information services. It has also established a unique portfolio of content partnerships. These assets will form an integral part of Vodafone's strategy in providing differentiated services to its customers and are of particular importance to the launch of Vodafone Live!, the new consumer service, later this year.

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For further information:

Vodafone Group Plc

Tim Brown, Group Corporate Affairs Director
Melissa Stimpson, Director of Group Investor Relations
Bobby Leach, Head of Group Financial Media Relations
Darren Jones, Senior Investor Relations Manager
Jon Earl, Senior Group Communications Manager
+44 (0) 1635 673310

Tavistock Communications

Lulu Bridges / John West
Tel: +44 (0) 20 7600 2288

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: August 30, 2002



By: ______________________
Name: Stephen R. Scott
Title: Company Secretary